Filed by Eleusis Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Silver Spike Acquisition Corp II
Commission File No.: 001-40182

Infusion Clinics are Key to Preparing
Psychedelics for the
Healthcare System

Published: Feb 16, 2022 │ By Gail Dutton

A scientist peers into a microscope in an Eleusis lab/courtesy Eleusis

Psychedelics therapies – serotonin 2 A receptor agonists – trying to enter mainstream medicine for depression and as anti‑inﬂammatory or neuroprotective treatments.

At Eleusis, “We’re focused on how to make investigational psychedelic therapies compatible with the current healthcare system,” Shlomi Raz, CEO, told BioSpace. “We’re in the midst of an epidemic, and depression is public enemy No. 1. There is a constellation of unmet needs in mental health. Transforming promising psychedelic therapies, like psilocin – the active ingredient in psilocybin – into viable FDA‑approved treatment options could revolutionize how depression is treated. Psilocin may have the potential to enable patients to have less severe symptoms while avoiding the side effects of traditional antidepressants.”

Making psilocybin‑based therapeutics compatible with the current healthcare system requires two things: drug development and a bespoke care delivery system, he said. Eleusis is active on both fronts.

On the drug development side, Eleusis plans to initiate Phase I trials of ELE‑Psilo in the U.K. in the ﬁrst half of 2022, with delivery via infusion. Treatment is anticipated to take about two hours from start to ﬁnish, including post‑administration monitoring to ensure the patient has recovered suﬃciently from any perceptible effects of the drug.

“We do expect ELE‑Psilo to induce a perceptible effect during infusion,” Raz explained. “We expect that, within about two minutes of starting the infusion, the participant will perceive hallmark perceptual and cognitive effects commonly associated with psychedelics. Our hypothesis is that the intensity of these effects could be correlated with any observed antidepressant effect, but it isn’t yet known whether the perceptible effects of the treatment contribute to the potential for antidepressant effects, or whether they are incidental biomarkers of the therapeutic effects observed in third party studies.” He added that the perceptual effects are anticipated to persist for about 20 to 40 minutes after the infusion, based on results from prior third‑party academic research.

“Preclinical studies and limited human clinical trials suggest the previously‑observed therapeutic effects could last at least a week, if not months. In animal models, the therapeutic effects of one infusion of psilocybin lasted up to 45 days,” Raz said. A comparable dose of ketamine, in contrast, lasts only a few days in the same animal model of depression.

The other potential beneﬁt of investigational psychedelic therapies like ELE‑Psilo is that the therapeutic beneﬁts may become evident more quickly than the three weeks typical of commonly prescribed antidepressants – selective serotonin reuptake inhibitors (SSRIs). Therefore, “We intend to initially explore a rapid‑acting antidepressant label. In the future, we will evaluate the potential of ELE‑Psilo as a monotherapy.”

In the U.K., the company has been granted an Innovation Passport Designation for ELE‑Psilo for the treatment of adult treatment‑resistant depression. Similar to the U.S. Food and Drug Administration’s Fast‑Track designation in the United States, the U.K.’s Medicines and Healthcare Products Regulatory Agency (MHRA) Innovation Passport provides the company access to specialist advice throughout the drug development process with the potential of enabling an accelerated and more eﬃcient development process.

“We’re also addressing the last‑mile delivery challenges,” he said. That includes developing a sister company, Andala, which will focus on managing clinics to facilitate patient access to currently‑available psychoactive drugs for interventional psychiatric drug therapy covered and reimbursed by third‑party payors.”

“Investigational drugs like ELE‑Psilo aren’t something a patient would take at home,” Kathy Kaluhiokalani, president of Andala, told BioSpace. The FDA likely will require a risk evaluation and mitigation strategy (REMS) that will include patient monitoring during therapy, an assessment of when patients can leave the clinic and a strategy to ensure the drug is stored safely before administration. “We believe a dedicated point‑of‑care delivery infrastructure could make ELE‑Psilo, if approved by the FDA, accessible by addressing the pinch points, including reimbursement.”

Andala seeks to establish a network of managed clinics that are focused on providing access to care that would be eligible for insurance reimbursement. The aim is to make FDA‑approved therapies like SPRAVATO (esketamine) accessible and affordable today and enable access to any future FDA‑approved psychedelic drug therapies.

“Andala is working with large insurance providers in Texas so insured patients can access FDA‑approved therapies like SPRAVATO,” Kaluhiokalani continued. She was part of the leadership team that built MedExpress from a 60‑site urgent care provider to one of the largest urgent care networks in the U.S. If Andala succeeds in Texas, a larger rollout is expected.

A dedicated network of managed clinics may be necessary to overcome the practical barriers to access, Raz pointed out. “I’m struck by how many (depression) patients never see a psychiatrist. They’re treated by primary care physicians,” but most small‑ and medium‑sized psychiatric group practices lack the staff and resources to deliver SPRAVATO on‑premises. “I believe having a dedicated place where patients can receive interventional therapy will have a huge role in the future of mental health therapy,” he said. “Eventually, we plan to spin-out Andala as a separate company.”

Eleusis, founded in 2013, also has announced plans to go public via a NASDAQ special purpose acquisition corporation (SPAC) with Silver Spike Acquisition Corp. II. As Raz said, “We have an exciting pipeline and have assembled a top team of experienced leaders in drug development and healthcare.” For Example, Rob Conley, SVP for clinical development, recently retired from Eli Lilly, where he was CSO for late‑phase neuroscience. David Weiner, M.D., V.P. of drug discovery, joined Eleusis after a career that included serving as CMO at Lumos Pharma, interim CEO at Proteostasis Therapeutics, and heading EMD Serono’s global early clinical development programs in neurology.

Milestones for this year include plans to initiate a Phase I trial for ELE‑Psilo with a safety readout and a Phase IIa study in depressed patients to compare results with those reported previously in peer‑reviewed studies. In 2023, he added, “We aim to see a positive cash ﬂow from Andala, which will show this approach is self‑sustaining and so can be expanded nationally. As we prove we can deliver on milestones…we can begin to execute on the next aspects.”

Those aspects may include a new investigational drug the company is developing to be delivered as a topical eye drop – without anticipated perceptual effects – to address ocular inﬂammation, he suggested. “Psychedelics could have profound potential in mental health and in other applications that don’t give rise to perceptible effects.

“We have an opportunity to do good and to do well,” Raz said. “ELE‑Psilo has exciting potential as a treatment for depression and a realistic egalitarian endgame.”

Forward-Looking Statements Legend
This document contains certain “forward-looking statements” within the meaning of the federal securities laws, with respect to the proposed transaction between Eleusis Holdings Limited and Eleusis Inc. (collectively, “Eleusis”) and Silver Spike Acquisition Corp II (“Silver Spike”). These forward-looking statements are generally identified by words such as “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” or the negatives of these words or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the benefits of the transaction, the anticipated timing of the transaction, Eleusis’s product candidates and expected markets, and Eleusis's projected future results. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Such forward-looking statements are based upon the current beliefs and expectations of the management of each of Silver Spike and Eleusis and are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Silver Spike's securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Silver Spike, the satisfaction of the minimum trust account amount following redemptions by Silver Spike's public shareholders and the receipt of certain governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (v) the effect of the announcement or pendency of the transaction on Eleusis’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupts current plans of Eleusis and potential difficulties in Eleusis employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Eleusis or against Silver Spike or Eleusis related to the agreement and plan of merger or the proposed transaction, (viii) the ability of Eleusis’s securities to qualify to list on The Nasdaq Capital Market, (ix) volatility in the price of Silver Spike's securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Eleusis plans to operate, variations in performance across competitors, changes in laws and regulations affecting Eleusis’s business and changes in the combined capital structure, (x) the impact of the global COVID-19 pandemic, (xi) the enforceability of Eleusis's intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xii) the ability of Eleusis to protect the intellectual property and confidential information of its customers, (xiii) unexpected costs, charges, or expenses resulting from the proposed business combination, (xiv) evolving legal, regulatory and tax regimes, (xv) the possibility that Eleusis may be adversely affected by other economic, business and/or competitive factors, (xvi) actions by third parties, including government agencies, and (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Silver Spike’s Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus included therein discussed below and other documents filed by Silver Spike and Eleusis from time to time with the U.S. Securities and Exchange Commission (the “SEC”). You are cautioned not to place undue reliance on these forward-looking statements as a predictor of future results, performance and/or achievements as projected financial information and other information are based on estimates and assumptions, whether or not identified in this document, that are inherently subject to various significant risks, uncertainties, contingencies and other factors, many of which are difficult to predict and generally beyond the control of the parties. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Eleusis and Silver Spike assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Eleusis nor Silver Spike gives any assurance that either Eleusis or Silver Spike will achieve its expectations.

Additional Information and Where to Find It
This document relates to a proposed transaction between Eleusis and Silver Spike. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Silver Spike and Eleusis intend to file a registration statement on Form S-4 that will include a preliminary proxy statement for the solicitation of Silver Spike shareholder approval and prospectuses of Silver Spike and Eleusis Inc. The proxy statement/prospectus will be sent to all Silver Spike stockholders. Silver Spike and Eleusis Inc. also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SILVER SPIKE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that are or will be filed with the SEC by Silver Spike and Eleusis through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Silver Spike and Eleusis Inc. may be obtained free of charge from their respective websites at silverspikecap.com or by written request to Silver Spike at 660 Madison Ave, Suite 1600, New York, New York 10065.

Participants in Solicitation
Silver Spike and Eleusis and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Silver Spike’s stockholders in connection with the proposed transaction. Information about Silver Spike’s directors and executive officers and their ownership of Silver Spike’s securities is set forth in Silver Spike’s filings with the SEC. To the extent that holdings of Silver Spike’s securities have changed since the amounts printed in Silver Spike’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

ELE-Psilo is an investigational drug that has not been deemed safe or effective for any use and has not been approved by the FDA.